UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Jilin Chemical Industrial Company Limited
(Name of Issuer)

H Shares, par value RMB 1.00 per share
(Title of Class of Securities)

477418107 (American Depositary Shares)
(CUSIP Number)

James M. Callinan ABN AMRO Inc. 55 East 52nd Street, 2nd Floor New York, New York 10055 Tel No.: (212) 409-1023
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 477418107 (American Depositary Shares)	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABN AMRO Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 279,441,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 279,441,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,441,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.96%
14	TYPE OF REPORTING PERSON HC

    Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the H Shares, par value RMB 1.00 per share (the “Shares”), of Jilin Chemical Industrial Company Limited, a company incorporated under the laws of The People’s Republic of China (the “Issuer”). The principal executive offices of the Issuer are located at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, 132021, The People’s Republic of China.

   Item 2. Identity and Background.

     The name of the person filing this statement is ABN AMRO Holding N.V., a public limited liability company incorporated under Dutch law (“ABN AMRO Holding”).

     The address of the principal office of ABN AMRO Holding is Gustav Mahlerlaan 10, 1082 PP, Amsterdam, The Netherlands. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ABN AMRO Holding is set forth on Schedule A attached hereto.

     ABN AMRO Holding and its consolidated subsidiaries form an international banking group offering a wide range of banking products and financial services on a global basis.

     During the last five years, none of ABN AMRO Holding, any person or entity controlling ABN AMRO Holding and, to the best of ABN AMRO Holding’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     Between October 31, 2005 and December 30, 2005, ABN AMRO Holding, through certain of its subsidiaries, made several acquisitions of the Shares in the open market as set forth on Schedule B attached hereto. As the result of these acquisitions, as of December 30, 2005, ABN AMRO Holding held 279,441,000, or approximately 28.96%, of the total H Shares of the Issuer. The funds used to acquire the Shares were generated from the operations of certain subsidiaries of ABN AMRO Holding.

   Item 4. Purpose of Transaction.

     ABN AMRO Holding, through certain of its subsidiaries, acquired the Shares for investment purposes.

     ABN AMRO Holding intends to review its holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Issuer.

     Except as set forth in this Schedule 13D, none of ABN AMRO Holding, any person or entity controlling ABN AMRO Holding and, to the best of ABN AMRO Holding’s knowledge, any of the persons listed on Schedule A attached hereto, has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) ABN AMRO Holding, through certain of its subsidiaries, has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, beneficially owns, 279,441,000 Shares, representing approximately 28.96% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a), none of ABN AMRO Holding, any person or entity controlling ABN AMRO Holding and, to the best of its knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

(b)	ABN AMRO Holding has sole power to vote and to dispose of 279,441,000 Shares.

(c)	Information concerning transactions in Shares since September 2, 2005 is set forth on Schedule B attached hereto.

(d)	Inapplicable.

(e)	Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the best knowledge of ABN AMRO Holding, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between ABN AMRO Holding and any other person with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2006

ABN AMRO HOLDING N.V.

By:	/s/ James M. Callinan

	Name:	James M. Callinan
	Title:	Director – Legal & Compliance Department

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ABN AMRO HOLDING

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of ABN AMRO Holding N.V. (“ABN AMRO Holding”), are set forth below. Each director’s and officer’s business address is ABN AMRO Holding’s address (Gustav Mahlerlaan 10, 1082 PP, Amsterdam, The Netherlands). Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ABN AMRO Holding. Unless otherwise indicated below, all of the persons listed below are Dutch citizens.

Name	Principal Occupation

Directors
Rob F. van den Bergh	Chairman and CEO, VNU N.V.

Lord Colin Sharman of Redlynch1	Former Chairman of KPMG International, London, U.K.

Paolo Scaroni2	Chief Executive Officer, ENI SpA.

Anthony Ruys	Chairman of the Executive Board, Heineken N.V.

David de Rothschild3	Senior Partner, Rothschild & Cie Banque; Deputy Chairman, N.M. Rothschild Group (including N.M. Rothschild & Sons Ltd.).

Marcus Pratini de Moraes4	Former Minister of Agriculture, Brazil.

Andre Olijslager	Former Chairman of the Board, Royal Friesland Foods N.V.

Arthur Martinez5	Former Chairman, President and Chief Executive Officer, Sears, Roebuck & Co., Inc.

Trude Maas-de Brouwer	President, Hay Vision Society.

Aarnout Loudon	Former Chairman of the Managing Board, Akzo Nobel N.V.

Louise Groenman	Chairman, Projectteam Lokaal Vrijwilligerswerk; chairman of the Advisory Board, Stichting Instituut GAK.

Antony Burgmans	Chairman of the Managing Board, Unilever N.V.

1     Lord Sharman is a British citizen.
2     Mr. Scaroni is an Italian citizen.
3     Mr. de Rothschild is a French citizen.
4     Mr. Pratini de Moraes is a Brazilian citizen.
5     Mr. Martinez is an American citizen.

Name	Principal Occupation

Executive Officers (Who Are Not Directors)
Wilco Jiskoot	Responsible for Strategic Business Unit Wholesale Clients and Business Unit Private Equity.

Tom de Swaan	Chief Financial Officer.

Rijkman Groenink	Chairman of the Managing Board.

Joost Kuiper	Responsible for Strategic Business Unit Consumer & Commercial Clients.

Hugh Scott-Barrett6	Chief Operating Officer.

Dolf Collee	Responsible for Strategic Business Unit Consumer & Commercial Clients.

6 Mr. Scott-Barrett is a British citizen.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER SINCE SEPTEMBER 2, 2005 BY ABN AMRO HOLDING

     All of the purchases of Shares set forth below were made by ABN AMRO Holding through certain of its subsidiaries.

Trade Date	Settlement Date	Quantity	Nature of Purchase	Price per Share (HK$)
10/31/2005	11/2/2005	10,000,000.00	open market	2.7
10/31/2005	11/2/2005	20,000,000.00	open market	2.7125
10/31/2005	11/2/2005	20,000,000.00	open market	2.7125
10/31/2005	11/2/2005	20,000,000.00	open market	2.7125
10/31/2005	11/2/2005	20,000,000.00	open market	2.7125
10/31/2005	11/2/2005	20,092,000.00	open market	2.7126
10/31/2005	11/2/2005	15,456,000.00	open market	2.716204
10/31/2005	11/2/2005	10,000,000.00	open market	2.725
11/1/2005	11/3/2005	38,000.00	open market	2.725
11/2/2005	11/4/2005	12,000,000.00	open market	2.7125
11/2/2005	11/4/2005	40,000.00	open market	2.725
11/3/2005	11/7/2005	634,000.00	open market	2.701341
11/3/2005	11/7/2005	4,600,000.00	open market	2.7125
11/4/2005	11/8/2005	1,200,000.00	open market	2.7
11/4/2005	11/8/2005	26,000.00	open market	2.725
11/7/2005	11/9/2005	1,160,000.00	open market	2.7
11/7/2005	11/9/2005	630,000.00	open market	2.70119
11/8/2005	11/10/2005	7,120,000.00	open market	2.725
11/9/2005	11/11/2005	650,000.00	open market	2.7
11/9/2005	11/11/2005	2,000,000.00	open market	2.725
11/9/2005	11/11/2005	1,004,000.00	open market	2.725
11/10/2005	11/14/2005	2,000,000.00	open market	2.725
11/10/2005	11/14/2005	2,000,000.00	open market	2.725
11/10/2005	11/14/2005	2,000,000.00	open market	2.725
11/11/2005	11/15/2005	138,000.00	open market	2.725
11/14/2005	11/16/2005	2,000,000.00	open market	2.725
11/14/2005	11/16/2005	6,352,000.00	open market	2.725
11/14/2005	11/16/2005	1,000,000.00	open market	2.725
11/14/2005	11/16/2005	1,000,000.00	open market	2.725
11/15/2005	11/17/2005	1,028,000.00	open market	2.725
11/15/2005	11/17/2005	1,200,000.00	open market	2.725
11/16/2005	11/18/2005	20,000,000.00	open market	2.725
11/16/2005	11/18/2005	10,000,000.00	open market	2.725
11/16/2005	11/18/2005	20,000,000.00	open market	2.725
11/16/2005	11/18/2005	10,000,000.00	open market	2.725
11/16/2005	11/18/2005	8,552,000.00	open market	2.725
11/16/2005	11/18/2005	10,000,000.00	open market	2.725
12/28/2005	12/30/2005	214,000.00	open market	2.75
12/29/2005	1/3/2006	600,000.00	open market	2.75
12/29/2005	1/3/2006	5,000,000.00	open market	2.775
12/30/2005	1/4/2006	6,618,000.00	open market	2.772801